Exhibit 99.1

Press Release

CHINAEDU SHAREHOLDERS APPROVE BOTH NOMINEES TO

BOARD OF DIRECTORS AT ANNUAL MEETING

Tianwen Liu Appointed as an Independent Director

BEIJING – September 29, 2008 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), an educational services provider in China, today announced the election of Mr. Tianwen Liu as an independent director, and the re-election of Mr. Shawn Ding to the ChinaEdu board of directors at the Company’s Annual Meeting of Shareholders held on September 24, 2008. Mr. Tianwen Liu replaces Ms. Xiaohong Chen, who announced her retirement in early August and was not up for re-election. Ms. Chen was originally appointed as a board member in 2005 by Tiger Global, an investor in ChinaEdu. Mr. Liu will serve as a member of the Audit and Nominating Committees, and as Chairman of the Compensation Committee. ChinaEdu’s board of directors is now comprised of seven directors, with three “independent” directors as defined pursuant to Nasdaq corporate governance rules. Mr. Ding also remains as ChinaEdu’s President and Chief Operating Officer.

“We are pleased to welcome Tianwen as an independent director at ChinaEdu. We believe his extensive leadership, operational and financial expertise will contribute to our continued success in building upon our position as a leading online education provider in China,” said Ms. Julia Huang, Chairman and Chief Executive Officer. “We thank Xiaohong for her dedicated service and significant contributions to ChinaEdu during her tenure as a board member.”

Mr. Liu is the Chairman and Chief Executive Officer of iSoftStone Information Service Corporation. In 2001, Mr. Liu founded iSoftStone Information Service Corporation, one of the fastest growing IT outsourcing companies in China. Mr. Liu has more than 20 years of experience in the information technology industry. Prior to iSoftStone, Mr. Liu co-founded AsiaEC.com in 1999, and led the effort to build the company from ground up. Prior to AsiaEC.com, Mr. Liu served as the General Manager of Siemens Business Services and Siemens Nixdorf Information Technologies from 1996 to 1999, where he was responsible for IT consulting, system integration and outsourcing businesses in China. Before that, Mr. Liu worked for several consulting and IT companies in the U.S., including Bechtel Corporation, one of the world’s premier engineering, construction, and project management companies, and Digital Equipment Corporation. Mr. Liu holds a Masters in Business Administration from the Sloan School of Management at the Massachusetts Institute of Technology, as well as a Masters degree in Electrical Engineering from the University of Massachusetts.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has strategic relationships with 20 universities to support its online degree programs, ten of which are under long-term, exclusive contracts that vary from 15 to 50 years in length.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contacts

In China:

Company Contact:

S. Jimmy Xia

ChinaEdu Corporation

Phone: +86 10 8418 6655 ext 1150

E-mail: ir@chinaedu.net

Investor Relations (HK):

Pamela Leung

Taylor Rafferty, Hong Kong

Phone: +852 3196 3712

E-mail: chinaedu@taylor-rafferty.com

Investor Relations (US):

Jessica McCormick

Taylor Rafferty, New York

Phone: +1 212 889 4350

E-mail: chinaedu@taylor-rafferty.com